SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)(1)

                              Pharmion Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   71715B 40 9
--------------------------------------------------------------------------------

                                December 31, 2004
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)




-----------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 71715B 40 9                                          Page 2 of 7 Pages

--------------------------------------------------------------------------------
1)    Name of Reporting Person                  Domain Partners
      I.R.S. Identification                     IV, L.P.
      No. of Above Person
      (Entities Only)
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                 (a) [X]
      if a Member of a Group                    (b) [ ]
--------------------------------------------------------------------------------
3)    SEC Use Only
--------------------------------------------------------------------------------
4)    Citizenship or Place                      Delaware
      of Organization
--------------------------------------------------------------------------------
Number of                               5) Sole Voting           800,708 shares
Shares Beneficially                        Power                 of Common Stock
Owned by Each
Reporting Person
With
                                        ----------------------------------------
                                        6) Shared Voting Power  -0-
                                        ----------------------------------------
                                        7) Sole Disposi-         800,708 shares
                                           tive Power            of Common Stock
                                        ----------------------------------------
                                        8) Shared Dis-
                                           positive Power       -0-
                                        ----------------------------------------

9)    Aggregate Amount Beneficially                              800,708 shares
      Owned by Each Reporting person                            of Common Stock
--------------------------------------------------------------------------------
10)   Check if the Aggregate                           excludes 85,775 shares of
      Amount in Row (9)                                Common Stock held
      Excludes Certain Shares                          by general partner
--------------------------------------------------------------------------------
11)   Percent of Class
      Represented by                                           2.5%
      Amount in Row (9)
--------------------------------------------------------------------------------
12)   Type of Reporting
      Person                                                   PN

CUSIP No. 71715B 40 9                                          Page 3 of 7 Pages

--------------------------------------------------------------------------------
1)    Name of Reporting Person                  DP IV Associates,
      I.R.S. Identification                     L.P.
      No. of Above Person
      (Entities Only)
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                 (a) [X]
      if a Member of a Group                    (b) [ ]
--------------------------------------------------------------------------------
3)    SEC Use Only
--------------------------------------------------------------------------------
4)    Citizenship or Place                      Delaware
      of Organization
--------------------------------------------------------------------------------
Number of                               5) Sole Voting           9,155 shares
Shares Beneficially                        Power                 of Common Stock
Owned by Each
Reporting Person
With
                                        ----------------------------------------
                                        6) Shared Voting Power  -0-
                                        ----------------------------------------
                                        7) Sole Disposi-         9,155 shares
                                           tive Power            of Common Stock
                                        ----------------------------------------
                                        8) Shared Dis-
                                           positive Power       -0-
                                        ----------------------------------------

9)    Aggregate Amount Beneficially                             9,155 shares
      Owned by Each Reporting person                            of Common Stock
--------------------------------------------------------------------------------
10)   Check if the Aggregate                           excludes 85,775 shares of
      Amount in Row (9)                                Common Stock held
      Excludes Certain Shares                          by general partner
--------------------------------------------------------------------------------
11)   Percent of Class
      Represented by                                   less than 0.1%
      Amount in Row (9)
--------------------------------------------------------------------------------
12)   Type of Reporting
      Person                                           PN

CUSIP No. 71715B 40 9                                          Page 4 of 7 Pages

--------------------------------------------------------------------------------
1)    Name of Reporting Person                  Domain Associates,
      I.R.S. Identification                     L.L.C.
      No. of Above Person
      (Entities Only)
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                 (a) [X]
      if a Member of a Group                    (b) [ ]
--------------------------------------------------------------------------------
3)    SEC Use Only
--------------------------------------------------------------------------------
4)    Citizenship or Place                      Delaware
      of Organization
--------------------------------------------------------------------------------
Number of                               5) Sole Voting           31,250 shares
Shares Beneficially                        Power                 of Common Stock
Owned by Each
Reporting Person
With
                                        ----------------------------------------
                                        6) Shared Voting Power  -0-
                                        ----------------------------------------
                                        7) Sole Disposi-         31,250 shares
                                           tive Power            of Common Stock
                                        ----------------------------------------
                                        8) Shared Dis-
                                           positive Power       -0-
                                        ----------------------------------------

9)    Aggregate Amount Beneficially                              31,250 shares
      Owned by Each Reporting person                             of Common Stock
--------------------------------------------------------------------------------
10)   Check if the Aggregatef
      Amount in Row (9)
      Excludes Certain Shares
--------------------------------------------------------------------------------
11)   Percent of Class
      Represented by                                            0.1%
      Amount in Row (9)
--------------------------------------------------------------------------------
12)   Type of Reporting
      Person                                                    OO

CUSIP No. 71715B 40 9                                          Page 5 of 7 Pages


                Amendment No. 1 to Schedule 13G (Final Amendment)
                -------------------------------------------------

          Reference is hereby made to the statement on Schedule 13G filed on January 28, 2004 (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

          The following items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4   -     Ownership.

               (a) Amount Beneficially Owned:

               Domain IV:  800,708 shares of Common Stock
               DP IV A:  9,155 shares of Common Stock
               DA:  31,250 shares of Common Stock

               (b) Percent of Class:

               Domain IV:  2.5%
               DP IV A:  less than 0.1%
               DA:  0.1%

               (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:

               Domain IV:  800,708 shares of Common Stock
               DP IV A:  9,155 shares of Common Stock
               DA:  31,250 shares of Common Stock

               (ii) shared power to vote or to direct the vote: -0-

               (iii) sole power to dispose or to direct the disposition of:

               Domain IV:  800,708 shares of Common Stock
               DP IV A:  9,155 shares of Common Stock
               DA:  31,250 shares of Common Stock

               (iv) shared power to dispose or to direct the disposition of: -0-

               In addition, One Palmer Square Associates IV, LLC, the sole

CUSIP No. 71715B 40 9                                          Page 6 of 7 Pages

general partner of Domain IV and DP IV A, directly beneficially owns 85,775 shares of Common Stock.

Item 5   -     Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following [X].

CUSIP No. 71715B 40 9                                         Page 7 of  7 Pages


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  DOMAIN PARTNERS IV, L.P.
                                  By:  One Palmer Square Associates
                                  IV, L.L.C., General Partner

                                  By /s/ Kathleen K. Schoemaker
                                    --------------------------------------------
                                          Managing Member


                                  DP IV ASSOCIATES, L.P.
                                  By:  One Palmer Square Associates
                                  IV, L.L.C., General Partner

                                  By /s/ Kathleen K. Schoemaker
                                    --------------------------------------------
                                          Managing Member


                                  DOMAIN ASSOCIATES, L.L.C.


                                  By  /s/ Kathleen K. Schoemaker
                                    --------------------------------------------
                                           Managing Member



Date:  January 5, 2005